SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC



                                    FORM 6-K



          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       For the period ended April 30, 1998




                             NU-DAWN RESOURCES INC.
                             ----------------------
                   Translation of Registrants name in English


                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3


                     Address of principal executive offices

                             NU-DAWN RESOURCES INC.
                               102 Piper Crescent
                               Nanaimo BC V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298
                            email: nudawn@nu-dawn.com

--------------------------------------------------------------------------------


                                  SCHEDULE "B"

                            SUPPLEMENTARY INFORMATION

1. FOR THE CURRENT FISCAL YEAR-TO-DATE: APRIL 30, 1998

Refer to April 30, 1998 Financial Statements

(a)  Expenditures to non-arms length parties: None

     Refer to Note 5: Related Party Transactions of April 30, 1998 Financial Statements

2. FOR THE QUARTER UNDER REVIEW

(a)  Securities issued: 330,166

(b)  Options granted: Refer to Note 7. Warrants & Options (B)

3. AS AT THE END OF QUARTER

(a)  Authorized share capital: 50,000,000 common shares without par value

(b)  Issued share capital: 27,823,270 shares

(c)  Summary of warrants and options outstanding:

         Warrants...........       Refer to Note 7. Warrants & Options (A)
         Options.............      Refer to Note 7. Warrants & Options (B)

(d)  Shares in escrow: 412,500

(e) Directors:       Raynerd B. Carson
                     James Wadsworth
                     Geoffrey Vantreight
                     Gary Van Norman
                     Dr. Stewart Jackson


            Nu-Dawn Resources Inc - Quarterly Report - April 30, 1998

                             NU-DAWN RESOURCES INC.
                               102 Piper Crescent
                               Nanaimo BC V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298
                            email: nudawn@nu-dawn.com

--------------------------------------------------------------------------------


                                  SCHEDULE "C"

                  FOR THE SECOND QUARTER ENDING APRIL 30, 1998

June 22, 1998

The Directors of Nu-Dawn Resources Inc. report on the Company's affairs for the second quarter of 1998.

Over the last six months, the management of Nu-Dawn Resources Inc. has concentrated its efforts on two projects: the Abitibi chrysotile/magnesium project in Northwestern Quebec, Canada and the gold/base metal project in Costa Rica.

Chrysotile / Magnesium Project

The Abitibi project is a 150 million ton proven chrysotile fibre deposit, a deposit which also contains 34% magnesium. With the environmentally conscious world of the 21st Century, the demand for lighter weight automobiles and machines makes magnesium the wonder metal of the future. The future demand for magnesium is forecast to be sufficient to warrant a new producer as large as Abitibi's project every year. Management is in discussions with major mining companies to join Nu-Dawn in developing this mega project.

Costa Rica

Nu-Dawn Resources Inc. has entered into an agreement with Minera Oceanica S.A. and an Indian Mining Co- op in concessions covering 60 square kilometers with a potential for huge gold/ base metal deposits. Recently, the Company has been in discussion with the newly elected Costa Rican Government regarding the permits for further exploration of these concessions. Several Canadian mining companies have teamed up with the Canadian Embassy to prepare a brief to be presented to the President of Costa Rica next month. After this meeting, we anticipate constructive meetings will be held with the Mine's Department.

Progress reports will be issued on these projects as warranted.


                             ON BEHALF OF THE BOARD
                             NU-DAWN RESOURCES INC.
                                      per:

                           (Signed) Raynerd B. Carson
                           --------------------------
                          Raynerd B. Carson, President

                             NU-DAWN RESOURCES INC.



                              SECOND QUARTER REPORT


                              FINANCIAL STATEMENTS
                         SIX MONTHS ENDED APRIL 30, 1998


                      PREPARED BY MANAGEMENT .... UNAUDITED

                                  SCHEDULE "A"

                             NU-DAWN RESOURCES INC.

                              SECOND QUARTER REPORT

                              FINANCIAL STATEMENTS
                         SIX MONTHS ENDED APRIL 30, 1998



                  CONTENTS                                                PAGE
                  --------                                                ----

BALANCE SHEET                                                                1
STATEMENT OF LOSS AND DEFICIT                                                2
STATEMENT OF CHANGES IN FINANCIAL POSITION                                   3
SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                   4
NOTES TO FINANCIAL STATEMENTS:                                               5
     -  Note 1. Fixed Assets and Deferred Costs                              5
     -  Note 2. Resource Properties                                          5
     -  Note 3. Description of Resource Properties                         5-6
     -  Note 4. Long-Term Debt                                               6
     -  Note 5. Related Party Transactions                                   7
     -  Note 6. Capital Stock                                                7
     -  Note 7. Warrants & Options                                         7-8
     -  Note 8. Future Operations                                            8
     -  Note 9. Comparative Figures                                          8



                       PREPARED BY MANAGEMENT -- UNAUDITED

            Nu-Dawn Resources Inc - Quarterly Report - April 30, 1998

NU-DAWN RESOURCES INC.
BALANCE SHEET
for six month period ending April 30, 1998

                                                6 month period  6 month period
ASSETS                                           ended 4/30/98  ended 4/30/97
------                                           -------------  -------------

CASH                                                 106,618         22,608
ACCOUNTS RECEIVABLE                                    2,086          8,627
DUE FROM RELATED                                       2,500            488
                                                  ----------     ----------
                                                     111,204         31,723

FIXED ASSETS AND DEFERRED COSTS                    1,764,243      2,600,520
(NOTE 1)
RESOURCE PROPERTIES                                  457,098      1,034,532
                                                  ----------     ----------
(NOTE 2)
TOTAL ASSETS                                       2,332,545      3,666,775
                                                  ==========     ==========

LIABILITIES
-----------

ACCOUNTS PAYABLE                                     189,875        127,419
LOAN                                                 143,389              0
DUE TO RELATED PARTIES (NOTE 5)                      (11,641)        33,234
DEFERRED REVENUE                                       4,952          4,952
                                                  ----------     ----------
                                                     326,575        165,605

LONG TERM DEBT (NOTE 4)                               50,000         50,000
                                                  ----------     ----------

TOTAL LIABILITIES                                    376,575        215,605
                                                  ==========     ==========


SHAREHOLDERS' EQUITY
CAPITAL STOCK (NOTE 6)
----------------------

AUTHORIZED: 50,000 Common Shares no par value
ISSUED: 27,823,270 shares (at 4/30/98)             6,164,874      5,919,823
Advance on Exercise of Warrants                            0              0
DEFICIT (PAGE 2)                                  (4,208,904)    (2,468,653)
                                                  ----------     ----------

TOTAL SHAREHOLDERS' EQUITY                         1,955,970      3,451,170
                                                  ----------     ----------

TOTAL LIABILITIES AND EQUITY                       2,332,545      3,666,775
                                                  ==========     ==========

NU-DAWN RESOURCES INC.
STATEMENT OF LOSS AND DEFICIT
for six month period ending April 30, 1998

                                                6 month period    6 month period
                                                ended 4/30/98     ended 4/30/97
                                                -------------     -------------
REVENUE

Revenue                                               13,157                0
Interest & Sundry Revenue                                 35               89
                                                  ----------       ----------
                                                      13,192               89
--------------------------------------------------------------------------------
EXPENSES

Office Administration                                  6,522            3,215
Professional Fees                                        757           65,341
Management Fees                                            0                0
Consulting  Fees                                      12,700           15,150
Regulatory & Transfer Fees                             7,898            7,728
Rent                                                   6,000           10,160
Travel & Promotion                                     6,167            7,838
Wages & Payroll Expense                                5,623           20,991
Office Equipment & Rental                                778            5,215
Telephone, Fax & Courier                               3,699            8,097
Printing & Distribution                                1,693            7,336
Interest & Bank Charges                                4,155            3,951
Computer & Internet                                    2,887            3,904
Asbestos Project                                      10,453             --
Costa Rica - Projects                                 14,334           68,818
Pan-Oro Project                                          508              700
Saskatchewan                                               0              610
Salmo Operations                                      17,483           47,376
                                                  ----------       ----------
                                                    (101,657)        (276,429)
Invested Resource Properties                          25,295          114,517
--------------------------------------------------------------------------------
Net (Loss) for the period                            (63,170)        (161,823)
Net (Deficit) - beginning of period               (4,145,734)      (2,306,830)
                                                  ----------       ----------
Net (Deficit) - end of period                     (4,208,904)      (2,468,653)
                                                  ----------       ----------
Gain (Loss) per share for the period                    0.00            (0.09)
--------------------------------------------------------------------------------
                                                                          Page 2

NU-DAWN RESOURCES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION for six month period ending April 30, 1998

                                               6 month period     6 month period
OPERATING ACTIVITIES                           ended 4/30/98      ended 4/30/97
                                               -------------      -------------

Net (Loss) for the Period                         (63,170)           (161,823)
Change in Non-Cash Working Capital                372,122              11,860
                                                 --------            --------
                                                  308,952            (149,963)
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures Relative to Resource Properties      (25,295)           (114,517)
Payments on Fixed Assets & Deferred Costs               0                   0
Sale of Fixed Assets                                    0                   0
                                                 --------            --------
                                                  (25,295)           (114,517)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
Loan                                              143,389                   0
Advances in Related Party Debt                          0              40,155
Flow-Through Private Placement                          0                   0
Private Placement                                       0                   0
                                                 --------            --------
Capital Stock Issued                               49,525             210,922
Advance on Exercise of Warrants                         0                   0
                                                  192,914             251,077
--------------------------------------------------------------------------------
Increase (Decrease) in cash - during period        90,743             (13,430)
Cash Position - beginning of period                15,875              36,011
                                                 --------            --------
Cash Position - end of period                     106,618              22,608
================================================================================




NU-DAWN RESOURCES INC.
SCHEDULE OF CHANGES IN RESOURCE PROPERTIES
October 31, 1997 to April 30, 1998


-----------------------------------------------------------------------------------------------------------------
                                   Prince Albert     Guanacaste         Pan-Oro      Asbestos Claims      Totals

Balance, October 31, 1997            $ 55,788         $328,475         $ 37,517         $ 10,023         $431,803
-----------------------------------------------------------------------------------------------------------------

Consulting                               --                 40             --               --                 40

Geological Consulting                    --               --               --                162              162

Travel                                   --              3,740              282              291            4,313

Exploration                              --             10,067             --               --             10,067

Option Payments                          --               --               --             10,000           10,000

Permits & Fees                           --               --               --               --               --

Field Crew                               --               --               --               --               --

Vehicle Expense                          --               --               --               --               --

Fuel                                     --               --               --               --               --

Repairs                                  --               --               --               --               --

Misc                                     --                487              226             --                713
-----------------------------------------------------------------------------------------------------------------

Balance, April 30, 1998              $ 55,788         $342,809         $ 38,025         $ 20,476         $457,098
=================================================================================================================


                                                                                                           Page 4



                          NOTES TO FINANCIAL STATEMENTS

1. FIXED ASSETS AND DEFERRED COST

H B Mill                   - 15 year straight- line basis,
                             commencing on the start of  production
Office Equipment           - 20% declining balance basis
Motor Vehicles             - 20% declining balance basis

--------------------------------------------------------------------------------
FIXED ASSETS                      Cost          Acc Dep   *NBV 1997    *NBV 1996
--------------------------------------------------------------------------------
H B Mill and freehold land     $1,757,855         --     $1,757,855   $2,592,535

Office Equipment                    9,803        6,345        3,458        4,323

Motor Vehicles                     17,219       14,289        2,930        3,662
================================================================================
                               $1,784,877       20,634   $1,764,243   $2,600,520
================================================================================

Costs capitalized to the H.B. Mill totalled $15,759 (1996 - $14,013) for the year. Costs capitalized include property taxes and general maintenance costs, net of equipment sales. During the year ended October 31, 1997 the Company recorded a write down of $860,439 to adjust the carrying value of this asset to management's best estimate of the net recoverable amount.

2. RESOURCE PROPERTIES

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

RESOURCE PROPERTIES                        4/31/98         1997           1996
--------------------------------------------------------------------------------
GOODENOUGH & YMIR                             --             --          175,012

TRITON                                        --             --          285,136

PRINCE ALBERT                               55,788         55,788        242,160

GUANACASTE (MINA MARIO)                    342,809        328,475        168,753

SUKUT                                         --             --           15,049

PAN-ORO                                     38,025         37,517         33,905

ASBESTOS CLAIMS                             20,476           --             --
================================================================================
TOTALS                                    $457,098       $431,803       $920,015
================================================================================

3. DESCRIPTION OF RESOURCE PROPERTIES

(a) Goodenough and Ymir, British Columbia
The Company has a 100% interest in certain mineral claims located in the Nelson Mining Division, British Columbia, subject to a 15% net profit interest, and has freehold title to the land. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this resource property.

(b) Triton, Ontario
The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this property.

(c) Prince Albert, Saskatchewan
The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003.

The Company had a 100% interest in certain mineral exploration permits issued by Saskatchewan Energy and Mines in the Southern Mining district of Saskatchewan. During the year, the Company allowed the permits to lapse and wrote off the investment in those permits. The remaining balance of $55,788 represents the Company's interest in the option in the Prince Albert Mining District.

(d) Mina Mario Project-Guanacaste, Costa Rica
Pursuant to an option agreement dated October 23, 1995, and amended February 27, 1996, between the Company and Minera Oceanica, S.A., the Company acquired an option for the mineral and surface rights on Concession 6622 situated in the Central Gold Belt in the Juntas de Abangores District of Guanacaste Province in Costa Rica, subject to a 10% royalty in favor of Minera Oceanica, S.A. on operating profits derived from the property, or US$100,000 per year, whichever is the greatest. Finder's fees in the amount of $22,500 have been included in resource properties.

(e ) Pan-Oro, Panama
During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint-venture agreement to develop mineral concessions in north-western Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource properties include $21,000 in costs charged by Pan-Oro S.A.

(f) Sukut Project-Limon, Costa Rica
The Company entered into an agreement dated April 24, 1996 for the mineral exploration permit (ID# 6200) over an area of eighteen square kilometres within the Bri Bri Indian Reservation situated in the Province of Limon, County of Talamance, District of Bratsi. There has been a moratorium placed on any mining activity by the Asamblea Legislativa de Costa Rica. During the year the permit was withdrawn from the optionor by the Costa Rican authorities. Therefore, the Company has written down its interest in this property.

(g) Asbestos Claims, Quebec
The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000 as follows:

         1.       $10,000 on execution of this Agreement (paid);
         2.       $10,000 on or before March 15, 1998;
         3.       $50,000 on or before September 15, 1998; and
         4.       $1,000,000 on or before September 15, 1999.

After the Company has recovered all its preproduction expenditures on the property it shall pay to the optionor a royalty equal to 5% of the net profits arising from commercial production. At any time after the commencement of commercial production, the optionor can surrender its royalty to the Company in consideration of shares of the Company with a market value of $500,000 at the date of surrender.

4. LONG-TERM DEBT

This amount is unsecured, non-interest bearing, and will be repaid at a rate of 10% of the net profits of the H B Mill at the time it goes into production.

5. RELATED PARTY TRANSACTIONS

At Beginning of Period                                                  (13,418)
--------------------------------------------------------------------------------
Dydar Resources Ltd. - Incurred as Loans                                      0
--------------------------------------------------------------------------------
Dydar Resources Ltd. - Incurred as Services                              (1,777)
================================================================================
At End of Period January 31, 1998                                       (11,641)
--------------------------------------------------------------------------------

(b) Administrative consulting fees paid to director totaled $ 5,060.00 for period October 31, 1997 to April 30, 1998

6. CAPITAL STOCK

(A) The changes in capital stock during this period are recorded as follows:


                                                                April 30, 1998                    April 30, 1997
                                                          --------------------------       ---------------------------
ISSUED:
                                                          # of shares       Amount         # of shares        Amount
----------------------------------------------------------------------------------------------------------------------
At Beginning of Period                                   27,493,104       $6,115,349       25,134,993       $5,708,900
----------------------------------------------------------------------------------------------------------------------
Debt settlement pursuant to exercise of option                    0                0                0          210,922
----------------------------------------------------------------------------------------------------------------------
Private Placement                                                 0                0                0                0
----------------------------------------------------------------------------------------------------------------------
Flow-through private placement                                    0                0                0                0
----------------------------------------------------------------------------------------------------------------------
For cash pursuant to exercise of option                     330,166           49,525                0                0
======================================================================================================================
Issued at end of period                                  27,823,270        6,164,874       26,189,603       $5,919,823
----------------------------------------------------------------------------------------------------------------------

(B) Outstanding at this period end:

                AUTHORIZED                                      ISSUED
---------------------------------------------       ----------------------------
CLASS             PAR VALUE          NUMBER           NUMBER             VALUE
--------------------------------------------------------------------------------
Common               NPV           50,000,000       27,823,270        $6,164,874
--------------------------------------------------------------------------------

7.       WARRANTS & OPTIONS

(A)  As of April 30, 1998

(i) Issued 500,000 non-transferable share purchase warrants pursuant to a private placement agreement dated May 29, 1996, were issued at a price of $0.50 per share. Each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for a period of two years at a price of $0.50 per share during the first year and $0.60 per share during the second

(ii) Pursuant to a private placement agreement dated April 29, 1997, 1,000,000 non-transferable shares were issued at a price of $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 per share for a one year period and $0.18 per share in the second year. As at October 31, 1997, 696,499 of the share purchase warrants remained unexercised. April 15, 1998, 330,166 share purchase warrants were issued for cash pursuant to exercise of option.

(B) Stock Options outstanding to directors and employees at April 30, 1998 :


    Number of Shares            Exercise Price           Expiry Date
    ----------------            --------------           -----------

      1,200,000                     $0.15               August 20,2002
        100,000                     $0.15                July 15, 2001
        100,000                     $0.15              October 8, 2002

INSIDER REPORT (as of January 31, 1998):

     (i)  10,588,441 common shares held by Curitiba S.A.
     (ii) 1,668,500 common shares held by a director of the Company
     (iii) 116,000 common shares held by a director of the Company
     (iii) 612,500 common shares held by a director of the Company

(C)  Shares in Escrow : 412,500 common shares

(D)  List of directors as at April 30, 1998:
                                    Raynerd B. Carson     Geoffrey Vantreight
                                    James Wadsworth       Dr. Stewart A. Jackson
                                    Gary Van Norman
8. FUTURE OPERATIONS

These financial statements have been prepared with integrity and on the going concern bass of accounting. The company is currently operating at a loss and has an accumulated deficit of $4,208,904. The company's movements toward streamlining its methods of operation and management have shown to be a positive effort and in foresight will prove beneficial in every related aspect.

9. COMPARATIVES FIGURES

Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                            NU-DAWN RESOURCES INC.




                                            By: /s/ Raynerd B. Carson
                                               ---------------------------------
                                               Raynerd B Carson, President

Date: June 30 , 1998